Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	(Successor)		(Predecessor)					(Successor)
	For the year ended December 31, 2011	For the seven months ended December 31, 2010	For the five months ended May 31, 2010	For the year ended December 31, 2009	For the year ended December 31, 2008	For the year ended December 31, 2007		For the nine months ended September 30, 2012	For the nine months ended September 30, 2011
Earnings:
Income (loss) from continuing operations before income taxes	$157.0	$71.7	$2,195.4	$(1,249.2)	$(1,879.6)	$(181.3)		$139.2	$151.3
Add: Fixed charges (per below)	50.5	8.5	74.9	228.0	235.5	221.3		45.1	36.5
Add: Amortization of capitalized interest	0.1	—	0.3	0.7	0.5	0.2		0.4	0.1
Less: Interest capitalized	2.0	0.1	0.2	0.7	3.4	5.9		9.8	0.7
Less: Net loss attributable to noncontrolling interest	(0.4)	—	—	—	—	—		(0.9)	(0.1)

Total earnings (loss) from continuing operations before income taxes	$206.0	$80.1	$2,270.4	$(1,021.2)	$(1,647.0)	$34.3		$175.8	$187.3

Fixed charges:
Interest expense	$46.7	$7.4	$74.0	$225.4	$229.1	$207.0		$34.2	$34.5
Interest capitalized	2.0	0.1	0.2	0.7	3.4	5.9		9.8	0.7
Portion of rental expense representative of interest	1.7	1.0	0.7	1.9	3.0	8.4		1.1	1.3

Total fixed charges	$50.4	$8.5	$74.9	$228.0	$235.5	$221.3		$45.1	$36.5

Ratio of earnings to fixed charges	4.1x	9.4x	30.3x	(a )	(a )	(a	)	3.9x	5.1x

(a)	For the years ended December 31, 2009, 2008 and 2007, earnings were insufficient to cover fixed charges by approximately $1,249.2, $1,882.5 and $187.0, respectively.